U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

        NOTIFICATION OF LATE FILING                   SEC FILE NUMBER 1-12738

            (Check One:)                              CUSIP NUMBER 68284P 10 8



[ ] Form 10-K and  10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and 10-QSB
[ ] Form N- SAR

        For Period Ended:  December 31, 1999
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        [ ] Transition Report on Form 10-K
        [ ] Transition  Report on Form 20-F
        [ ] Transition  Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
ONSITE ENERGY CORPORATION
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Former Name if Applicable

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Address of Principal  Executive  Office (Street and Number)
701 PALOMAR  AIRPORT ROAD, SUITE 200
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City, State and Zip Code
CARLSBAD,  CA  92009
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PART II -- RULES 12b - 25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is continuing discussions of issues that when resolved could have a material impact of the financial statements and other disclosures as of December 31, 1999.

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PART IV -- OTHER INFORMATION
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        (1) Name and telephone number of person to contact in regard to this notification.

            J. Bradford Hanson               760                 931-2400
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                 (Name)                  (Area Code)         (Telephone Number)


        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                               [X] Yes               [  ] No


        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [ ] Yes               [X] No

The Company incurred a significant operating loss for the fiscal quarter ended December 31, 1999, although the loss under current assumptions is less than the losses for the same periods in the prior year. The amount of the loss is subject to change as a result of the resolution of the issues disclosed in Part II above.

In addition, the Company intends to file an amended Form 10-KSB for the year ended June 30, 1999 and an amended Form 10-QSB for the quarter ended September 30, 1999 restating its financial statements for changes in the timing of revenue and expense recognition. Further, it is anticipated that the June 30, 1999 financial statement will be filed on an unaudited basis due to the Company's auditors position that an audit opinion will not be delivered because of the non-payment of invoices from the auditors.

                            ONSITE ENERGY CORPORATION
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                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   February 15, 2000                     By: /S/ J. BRADFORD HANSON
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                                                       J. Bradford Hanson